FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of  May, 2004
                 ------------

Commission File Number     0-29382
                       ---------------

                          Minefinders Corporation Ltd.
                   -----------------------------------------
                 (Translation of registrant's name into English)

     Suite 2288, 1177 West Hastings Street, Vancouver, B.C. V6E 2K3, Canada
  ----------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F                Form 40-F  X
                                                          ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes       No  X
                                              ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

MINEFINDERS
CORPORATION LTD.                               Suite 2288-1177 West Hastings St.
                                               Vancouver, B.C. V6E 2K3
                                               Tel. (604) 687-6263
Listed on the TSX symbol: MFL                  Fax (604) 687-6267
Traded on AMEX symbol: MFN                     website: www.minefinders.com

--------------------------------------------------------------------------------

                             N E W S   R E L E A S E

                                                                    May 27, 2004

Minefinders Appoints New Chief Financial Officer

VANCOUVER,  BRITISH  COLUMBIA - Minefinders  Corporation  Ltd. (TSE: MFL / AMEX:
MFN), Mark H. Bailey, President and CEO, is pleased to announce the appointment of Ronald J. Simpson, CA, of Vancouver, as its Chief Financial Officer.

Mr. Simpson has more than 40 years of experience in accounting and financial administration, as a partner with Peat Marwick Mitchell & Co., and, subsequently, as a senior officer and consultant with international mining companies. His mining industry experience, including corporate compliance, project development and project finance, will complement the Minefinders management team as the company becomes a mid-tier gold and silver producer.

Mr.  Simpson   replaces  Jon  Morda  who  has  left  to  pursue  other  business opportunities in Toronto. Minefinders thanks Mr. Morda for his efforts on its behalf and wishes him continued success in his future endeavours.

Minefinders is an established precious metals exploration company with a bankable feasibility study nearing completion on its advanced gold-silver Dolores project. In addition, it has active exploration drill programs both at Dolores and on several other promising mineral prospects in Sonora, Mexico and in Nevada. The Company is well funded, with more than US$43 million in treasury, to carry out its exploration and development programs.

On Behalf of the Board of Directors
MINEFINDERS CORPORATION LTD.
"Mark H. Bailey"

Mark H. Bailey
President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel: 1 (866) 687-6263 or Fax: (604) 687-6267.


--------------------------------------------------------------------------------
Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and growth in size, of the Company's mineral resources and the timing of the further exploration and development of the Dolores Project, are subject to various risks and uncertainties concerning the specific factors identified above and in the Company's periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT


NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with. If this Report is filed on a confidential basis, state in block capitals "CONFIDENTIAL" at the beginning of the Report.

          NOTE ALSO THAT FOR A SEDAR FILING, THE PRESS RELEASE SHOULD BE FILED AS A SEPARATE DOCUMENT FROM THIS FORM.

Item 1.  Name and Address of Company

                  State the full name and address of the principal office in Canada of the reporting issuer:

                  Minefinders Corporation Ltd.
                  Suite 2288-1177 West Hastings Street
                  Vancouver, B.C.
                  V6E 2K3
                  Phone:  (604) 687-6263

Item 2.  Date of Material Change

                  May 27, 2004

Item 3.  News Release

                  State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

                  The Press Release dated May 27, 2004 was forwarded to the Toronto Stock Exchange and disseminated via CCN Matthews (Canadian Disclosure and U.S. Timely Network) wide distribution).

                  A copy of the Press Release is attached as Schedule "A".

Item 4.  Summary of Material Change

                  Provide a brief but accurate summary of the nature and substance of the material change.

                  The Company has appointed Ronald J. Simpson as its new Chief Financial Officer.

Item 5.  Full Description of Material Change

                  Supplement the summary required under item 4 with the disclosure which should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also item 7.

                  The description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

                  The above list merely described examples of some of the facts which may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

                  If the Company is engaged in oil and gas activities, the disclosure under Item 5 must also satisfy the requirements of
                  Part 6 of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.

                  For a full description of the material change, see Schedule
                  "A".

Item 6.  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

                  If the report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

                  Not Applicable.

Item 7.  Omitted Information

                  Not Applicable.

Item 8.  Executive Officer

                  Give the name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

                  Mark H. Bailey
                  President, CEO and a Director
                  (604) 687-6263

Item 9.  Date of Report

                  Dated at Vancouver, this 27th day of May, 2004.

                                                Minefinders Corporation Ltd.

                                                Per:

                                                "Paul C. MacNeill"
                                                --------------------------------
                                                Paul C. MacNeill,
                                                Director and Corporate Secretary

                                  SCHEDULE "A"

MINEFINDERS
CORPORATION LTD.                               Suite 2288-1177 West Hastings St.
                                               Vancouver, B.C. V6E 2K3
                                               Tel. (604) 687-6263
Listed on the TSX symbol: MFL                  Fax (604) 687-6267
Traded on AMEX symbol: MFN                     website: www.minefinders.com

--------------------------------------------------------------------------------

                             N E W S   R E L E A S E

                                                                    May 27, 2004

Minefinders Appoints New Chief Financial Officer

VANCOUVER,  BRITISH  COLUMBIA - Minefinders  Corporation  Ltd. (TSE: MFL / AMEX:
MFN), Mark H. Bailey, President and CEO, is pleased to announce the appointment of Ronald J. Simpson, CA, of Vancouver, as its Chief Financial Officer.

Mr. Simpson has more than 40 years of experience in accounting and financial administration, as a partner with Peat Marwick Mitchell & Co., and, subsequently, as a senior officer and consultant with international mining companies. His mining industry experience, including corporate compliance, project development and project finance, will complement the Minefinders management team as the company becomes a mid-tier gold and silver producer.

Mr.  Simpson   replaces  Jon  Morda  who  has  left  to  pursue  other  business opportunities in Toronto. Minefinders thanks Mr. Morda for his efforts on its behalf and wishes him continued success in his future endeavours.

Minefinders is an established precious metals exploration company with a bankable feasibility study nearing completion on its advanced gold-silver Dolores project. In addition, it has active exploration drill programs both at Dolores and on several other promising mineral prospects in Sonora, Mexico and in Nevada. The Company is well funded, with more than US$43 million in treasury, to carry out its exploration and development programs.

On Behalf of the Board of Directors
MINEFINDERS CORPORATION LTD.
"Mark H. Bailey"

Mark H. Bailey
President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel: 1 (866) 687-6263 or Fax: (604) 687-6267.


--------------------------------------------------------------------------------
Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and growth in size, of the Company's mineral resources and the timing of the further exploration and development of the Dolores Project, are subject to various risks and uncertainties concerning the specific factors identified above and in the Company's periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  Minefinders Corporation Ltd.
                                                  (Registrant)

Date     May 27, 2004                    By:      /S/ "Paul C. MacNeill"
         --------------                           ------------------------------
                                                  (Print) Name: Paul C. MacNeill
                                                  Title: Director